UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 2)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2017

Old Line Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Maryland	000-50345	20-0154352
(State or other jurisdiction) of incorporation	(Commission File Number)	(I.R.S. Employer Identification No.)

1525 Pointer Ridge Place Bowie, Maryland	20716
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 301-430-2500

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e- 4(c))

EXPLANATORY NOTE

This Amendment No. 2 to Current Report on Form 8-K (this “Amendment No. 2”) amends and restates in its entirety the Current Report on Form 8-K filed by the registrant on February 1, 2017, as amended by the Form 8-K/A filed by the registrant on February 2, 2017 (collectively, the “Original Form 8-K”), to amend the item number under which certain exhibits were included with the Original Form 8-K.

Specifically, the Original Form 8-K is hereby amended to provide that Exhibits 99.1, 99.2 and 99.3 are furnished under Item 7.01 - Regulation FD Disclosure, and not filed pursuant to Item 1.01 - Entry into a Material Definitive Agreement. In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 sets forth the complete text of the Original Form 8-K as amended hereby, which text supersedes and replaces the text of the Original Form 8-K in its entirety.

In accordance with General Instruction B.2 of Form 8-K, Exhibits 99.1, 99.2 and 99.3 hereof shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any filings made under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Except as set forth herein, this amendment does not amend or update any other information set forth in the Original 8-K, and we have not updated disclosures contained therein to reflect any events that may have occurred at a date subsequent to the filing of the Original 8-K.

Item 1.01
Entry into a Material Definitive Agreement.

On February 1, 2017, Old Line Bancshares, Inc., a Maryland corporation (“Old Line”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DCB Bancshares, Inc., a Maryland corporation (“DCB”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, DCB will merge with and into Old Line, with Old Line continuing as the surviving entity (the “Merger”). Immediately following the consummation of the Merger, Damascus Community Bank, a Maryland-state chartered bank and wholly-owned subsidiary of DCB, will merge with and into Old Line Bank, a trust company with commercial banking powers chartered under the laws of the State of Maryland and wholly-owned subsidiary of Old Line, with Old Line Bank continuing as the surviving entity. The Merger Agreement was approved by the Board of Directors of each of Old Line and DCB.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, the holders of DCB common stock will receive, in the aggregate, shares of Old Line common stock having a value equal to 160% of DCB’s stockholders’ equity less intangible assets, if any (i.e. 160% of the aggregate tangible book value of DCB’s common stock), at December 31, 2016 (the “DCB Tangible Equity”). On a per-share basis, each share of DCB common stock will be exchanged for that number of shares of Old Line common stock equal to the “Exchange Ratio,” which will be determined by dividing the Per Share Value by the Average Price, rounded to the nearest ten-thousandth, with (i) the “Per Share Value” equal to (A) DCB Tangible Equity multiplied by 1.60, divided by (B) the number of shares of DCB common stock outstanding upon consummation of the Merger, and (ii) the “Average Price” equal to the weighted average of the closing prices of the Old Line common stock for the ten trading days ending two trading days prior to the consummation of the Merger. Notwithstanding the foregoing, except in connection with the Walk-Away Cure Right discussed below, the Average Price is subject to a collar, such that it will not be less than $20.85 or more than $27.21.

The Exchange Ratio is subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar transactions involving Old Line common stock.

Old Line has agreed to appoint two individuals designated by DCB to serve on the Old Line and Old Line Bank boards of directors after the Merger. DCB has designated Steven J. Deadrick for one of these positions, with the second to be determined by the mutual agreement of Old Line and DCB at a later date.

The Merger Agreement contains customary representations and warranties from both Old Line and DCB that are qualified by the confidential disclosures provided to the other party in connection with the Merger Agreement.

DCB has agreed to various customary covenants and agreements, including (i) to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (ii) not to engage in certain kinds of transactions or take certain actions during this period (without the prior written consent of Old Line) and (ii) to convene and hold a meeting of its stockholders to consider and vote upon the Merger Agreement and the Merger. In addition, subject to certain limited exceptions, DCB is subject to restrictions on its ability to solicit or facilitate alternative acquisition proposals from third parties.

Old Line has agreed to various customary covenants and agreements, including, among others, not to take certain actions during the interim period between the execution of the Merger Agreement and the consummation of the Merger that could frustrate the closing of the Merger (without the prior written consent of DCB).

Completion of the Merger is subject to various conditions, including, among others, (i) approval by DCB’s stockholders of the Merger Agreement and the Merger, (ii) effectiveness of the registration statement on Form S-4 to be filed by Old Line with the U.S. Securities and Exchange Commission (the “SEC”) to register the offer and sale of the shares of Old Line common stock to be issued in the Merger, (iii) the filing of any required forms with The NASDAQ Stock Market, LLC in connection with the issuance of the shares of Old Line common stock to be issued in the Merger, if required, and the completion of any review of such forms, and (iv) receipt of required regulatory approvals without the imposition of any condition or requirement that would, in the good faith reasonable judgment of the Board of Directors of either DCB or Old Line, constitute a Burdensome Condition (as defined in the Merger Agreement) or so otherwise materially and adversely impact the economic or business benefits to DCB or Old Line, as applicable, of the transactions contemplated by the Merger Agreement as to render consummation of the Merger inadvisable. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations, (iii)  no more than 10% of the outstanding shares of DCB’s common stock shall have been qualified by their owners for appraisal rights under Maryland law with respect to the Merger (with respect to Old Line’s obligation only) (iv) there shall not have occurred, since the date of the Merger Agreement, a Material Adverse Effect (as such term is defined in the Merger Agreement) with respect to Old Line or Old Line Bank, on the one hand, or DCB or Damascus Community Bank, on the other hand, and (v) the receipt by such party of an opinion from its counsel or a letter from its auditor to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement, in addition to providing that the parties can mutually agree to terminate the Merger Agreement, contains certain termination rights for Old Line and DCB, as the case may be, including upon: (1) final, non-appealable denial of required regulatory approvals or injunction prohibiting the transactions contemplated by the Merger Agreement; (2) the failure of the Merger to be completed by October 31, 2017, or November 30, 2017 if such failure is because of a failure to obtain any required regulatory approval or consent (unless caused by a material breach of this Agreement by the party seeking to terminate); (3) a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement (provided that if the breach can be cured within 60 days’ notice, the cure period will be 60 days); (4) failure of DCB’s stockholders to approve the Merger Agreement and the Merger; (5) if the DCB Board of Directors withdraws, changes, or modifies its recommendation to its stockholders in any manner adverse to Old Line regarding the Merger Agreement or the Merger or approves or announces an intention to enter into an alternative transaction; (6) the DCB Board of Directors has made a determination to accept a Superior Proposal or has entered into an agreement with respect to a Superior Proposal; or (7) (a) Old Line or Old Line Bank enter into an agreement with a view to being acquired by, or effecting a business combination, as a result of which Old Line is not the surviving entity or Old Line’s directors, as of the date of the Merger Agreement, do not comprise the majority of the surviving entity’s board of directors, with any entity other than DCB or Damascus Community Bank and (b) the DCB Board of Directors determines that, after considering the advice of counsel and its financial advisor, such transaction is not in the best interests of DCB’s stockholders (provided that DCB must exercise this termination option within 30 calendar days after Old Line is required to file a Current Report on Form 8-K regarding events triggering this termination option). A “Superior Proposal” is a third party unsolicited bona fide written proposal to enter into an agreement with DCB on terms that the DCB Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of its outside legal counsel and financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of DCB common stock or all, or substantially all, of the assets of DCB and Damascus Community Bank on a consolidated basis; (ii) would result in a transaction that involves consideration to DCB’s stockholders that is more favorable than the consideration to be paid to DCB’s stockholders pursuant to the Merger Agreement (taking into account all legal, financial, regulatory and other aspects of such proposal and the entity making such proposal); (iii) is not conditioned on obtaining financing (and with respect to which DCB has reasonably assured itself of such entity’s ability to fully finance its proposal); and (iv) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such proposal. In addition, if the volume-weighted average closing price of Old Line common stock during the ten trading days ending five business days before the effective date of the Merger (the “Closing Market Price”) is less than $16.68, and the ratio of the Closing Market Price to $27.21 is more than 20% lower than any decrease in the Nasdaq Bank Stock Index over such period, then DCB may terminate the Merger Agreement, but Old Line would then have the option to increase the consideration to be paid in the Merger (as a practical matter, by increasing the Exchange Ratio) to an amount calculated as if the Average Price was $16.68 per share, in which case no termination will take place (the “Walk-Away Cure Right”).

Upon termination of the Merger Agreement by Old Line pursuant to any of clauses (1), (2), (3), (5) or (6) above, assuming in the case of (1) and (2) that such failure is due to the knowing, willful and intentional actions or inactions of DCB or Damascus Community Bank and provided that in the case of (1), (2) and (5) above that Old Line is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement, DCB will be obligated to pay Old Line a termination fee equal to the product of 3.25% of the deal value (i.e. DCB Tangible Equity multiplied by 1.60) (the “Termination Fee”). If DCB terminates the Merger Agreement pursuant to any of clauses (1), (2) or (3) above, assuming in the case of (1) and (2) that such failure is due to the knowing, willful and intentional actions or inactions of Old Line or Old Line Bank, and that DCB is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement, then Old Line will be obligated to pay DCB the Termination Fee.

The foregoing description of the Merger Agreement is only a summary of its material terms, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit to this Current Report on Form 8-K. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement except as a result of fraud or a knowing breach as of the date of the Merger Agreement, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Old Line or DCB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Old Line or DCB, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Proxy Statement of DCB and a Prospectus of Old Line, as well as in the Forms 10-K, Forms 10-Q and other filings that Old Line makes with the SEC.

Concurrently with the execution of the Merger Agreement, all of the directors and executive officers of DCB entered into separate support agreements with Old Line pursuant to which such individuals have agreed, subject to the terms set forth therein, to vote their shares of DCB common stock that they are entitled to vote for the Merger and related matters and to become subject to certain transfer restrictions with respect to their holdings of DCB common stock. The foregoing summary of the support agreements does not purport to be complete and is qualified in its entirety by the text of such agreements, the form of which is filed as an exhibit to this Current Report on Form 8-K.

Important Additional Information.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Old Line will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. These materials will set forth complete details of the Merger. DCB stockholders and investors are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Old Line, DCB and the proposed transaction.

Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed with the SEC by Old Line will be available free of charge on Old Line’s website at www.oldlinebank.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting Mark A. Semanie at (301) 430-2500. You may also read and copy any reports, statements and other information filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC. Information about the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information on Old Line’s website is not, and shall not be deemed to be, a part of this report or incorporated into other filings Old Line makes with the SEC.

DCB and its respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the stockholders of DCB in connection with the Merger. Information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

Item 7.01
Regulation FD Disclosure.

The press release announcing Old Line’s and DCB’s entry into the Merger Agreement, the form of support agreement and an investor presentation prepared in connection with the execution of the Merger Agreement are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Item 9.01
Financial Statements and Exhibits.

(d)
Exhibits:

2.1
Agreement and Plan of Merger, dated as of February 1, 2017, by and between Old Line Bancshares, Inc. and DCB Bancshares, Inc. (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Old Line undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the Securities and Exchange Commission.) (incorporated by reference to the Original Form 8-K)

99.1
Press release, dated February 1, 2017, of Old Line Bancshares, Inc. and DCB Bancshares, Inc. announcing execution of the Merger Agreement (incorporated by reference to the Original Form 8-K)

99.2
Form of Support Agreement (incorporated by reference to the Original Form 8-K)

99.3
Investor presentation – overview of the Merger Agreement and the Merger Transaction (incorporated by reference to the Original Form 8-K)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLD LINE BANCSHARES, INC.

Date: March 9, 2017	By:	/s/ Elise M. Hubbard
Name
Elise M. Hubbard, Senior Vice President and Chief Financial Officer